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SECURITIES A[...]N
Was[...]0549

09040167

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

cm

SEC FILE NUMBER
8-33753

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First New York Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Park Avenue, 5th Floor
(No. and Street)

New York	**NY**	**10016**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna Sabatini **(212) 848 - 0740**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name - *if individual, state last, first, middle name)*

750 Third Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
5/1

OATH OR AFFIRMATION

I, Donna Sabatini, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm First New York Securities LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

FRANCES M. WEISS
Notary Public, State of New York
No. 01WE4800337
Qualified in New York County
Commission Expires September 30, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
First New York Securities L.L.C.

We have audited the accompanying consolidated statement of financial condition of First New York Securities L.L.C. and Subsidiaries (the "Company") as of December 31, 2008, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of First New York Securities L.L.C. and Subsidiaries as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 27, 2009

FIRST NEW YORK SECURITIES L.L.C. AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2008

ASSETS	
Cash	$ 1,613,478
Receivable from brokers	414,473,145
Securities owned, at market value	907,827,932
Secured demand notes (market value of collateral $13,918,191)	12,856,000
Investments in investment partnerships	6,204,871
Other	15,078,292
	$ 1,358,053,718
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Securities sold, not yet purchased, at market value	$ 910,410,236
Payable to brokers	551,907
Accrued expenses and other liabilities	72,412,979
	983,375,122
Commitments and contingencies	
Subordinated borrowings	71,356,000
Minority interests in subsidiaries and affiliated investment partnership	(177,662)
MEMBERS' EQUITY	303,500,258
	$ 1,358,053,718

See notes to consolidated statement of financial condition

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated statement of financial condition includes the accounts of First New York Securities L.L.C. ("FNYS") and its wholly or majority owned subsidiaries, FNY Properties Corp., FNY Management, L.L.C., FNY Managed Accounts, L.L.C., Infinity Capital Markets, LLC, FNY Technologies, LLC, FNY Capital Markets, LLC and consolidated accounts of FNY Capital L.L.C. and FNY Securities Associates II, L.P. (collectively, the "Company"). FNY Capital L.L.C. invests in and is the general partner of FNY Securities Associates II, L.P. All significant intercompany account balances and transactions have been eliminated in consolidation.

FNYS is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

FNYS is engaged in the proprietary trading of securities and acts as an introducing broker.

The Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"), effective January 1, 2008. The provisions of SFAS 157 are to be applied prospectively.

SFAS 157 clarifies that fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Under SFAS 157, fair value measurements are not adjusted for transaction costs. SFAS 157 provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Company uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Securities owned and securities sold, not yet purchased, are stated at quoted market values, with the resulting unrealized gains and losses reflected in net gain from principal transactions. Securities owned with a fair value of approximately $907,828,000 at December 31, 2008, and securities sold, not yet purchased with a fair value of approximately $910,410,000 at December 31, 2008, are classified as Level I within the fair value hierarchy.

Investments are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Investments in investment partnerships are classified within Level 3 of the fair value hierarchy. Investments in investment partnerships other than FNY Securities Associates II, L.P., aggregating approximately $6,205,000, have been valued at the Company's share of the net asset values as reported by the limited partnerships.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and therefore valuation estimates may differ from the value realized upon disposition of individual positions.

The Company records transactions in securities on a trade-date basis. Dividends are accrued on the ex-dividend date.

Transactions involving purchases of securities under agreements to resell and sales of securities under agreements to repurchase are treated as financing transactions and are recorded at their repurchase amounts plus accrued interest. The fair value of these agreements approximates their recorded amounts.

No provision for federal and state income taxes has been made for FNYS since, as a limited liability company, FNYS is not subject to income taxes. FNYS's income or loss is reportable by its members on their individual tax returns. FNYS is subject to New York City unincorporated business tax and foreign income taxes in connection with its London subsidiary.

The Company maintains cash balances in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. In the event of a financial institution's insolvency, recovery of cash and securities may be limited.

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

A statement of financial condition prepared in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE B - RECENT ACCOUNTING PRONOUNCEMENT

In July 2006, Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"), was issued and is effective for nonpublic entities for fiscal years beginning after December 15, 2008.

FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. FIN 48 requires the Company to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to members' equity as of the beginning of the year of adoption.

The Company does not expect that adoption of FIN 48 will result in a material impact on the Company's members' equity. However the Company's conclusion may be subject to adjustment at a later date based on factors including additional implementation guidance from the Financial Accounting Standards Board and ongoing analyses of tax laws, regulations and related interpretations.

NOTE C - FAIR VALUE OF INVESTMENTS

The following summarizes changes in fair value of the Company's Level 3 assets for the year ended December 31, 2008. The information reflects gains and losses for the full year for assets categorized as Level 3 as of December 31, 2008.

Balance - beginning of year	$ 31,247,703
Unrealized losses	(12,517,063)
Return of capital	(12,525,769)
Balance - end of year	$ 6,204,871

NOTE D - RECEIVABLE FROM/PAYABLE TO BROKERS

The clearing and depository operations for the Company's security transactions are provided substantially by two brokers. For financial reporting purposes, amounts payable to a broker have been offset against amounts receivable from the same broker for securities sold, not yet purchased, and other items. At December 31, 2008, substantially all of the securities owned, securities sold, not yet purchased, and the amount receivable from and payable to brokers reflected in the consolidated statement of financial condition are positions carried by and amounts receivable from and payable to these brokers. The securities serve as collateral for the amounts payable to the brokers. Subject to the clearing agreements between the Company and the clearing brokers, the clearing brokers have the right to sell or repledge this collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of December 31, 2008, there were no significant unsecured amounts owed to the clearing brokers by these customers in connection with normal margin, cash and delivery against payment transactions.

NOTE E - SECURITIES SOLD, NOT YET PURCHASED

Short selling, or the sale of securities not owned by the Company, expose the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "short squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the proceeds received earlier.

NOTE F - SUBORDINATED BORROWINGS

Borrowings subordinated to the claims of general creditors have been approved by FINRA for inclusion in computing FNYS's net capital pursuant to the SEC's Uniform Net Capital Rule.

The amounts, interest rates and maturities of the subordinated loans are as follows:

Maturity	Interest Rate	Amount
Secured demand notes:		
March 31, 2009	4.5%	$ 480,000
March 31, 2009	4.5%	450,000
July 1, 2009	5.0%	10,326,000
August 31, 2009	4.0%	1,600,000
		12,856,000
Subordinated notes:		
January 31, 2009	7.0%	10,000,000
January 31, 2009	7.0%	10,000,000
October 15, 2009	LIBOR + 2%	10,000,000
June 1, 2010	Fed funds + 2.75%	20,000,000
February 29, 2011	Fed funds + 2.75%	8,500,000
		58,500,000
		$ 71,356,000

Subordinated borrowings are withdrawable by the lender at stated maturity dates or withdrawal can be accelerated upon six months' notice. Any subordinated borrowing can be repaid only if, after giving effect to such repayment, FNYS continues to comply with minimum net capital requirements and meets the SEC's capital regulations governing withdrawal of subordinated debt. The estimated fair value of the subordinated borrowings and the secured demand notes receivable approximate the carrying amount based on current rates available to the Company for debt with substantially the same terms and maturities.

At December 31, 2008, the Company has a $50,000,000 revolving subordinated loan with its clearing broker that expires January 11, 2009. Drawings under this facility bear interest at prevailing rates in accordance with the terms of the loan agreement. The Company has $10,000,000 outstanding which is due in October 2009.

In January 2009, the Company secured a new line of credit with the same institution for $50,000,000. In February, the Company paid the outstanding $10,000,000 drawn down amount.

NOTE G - EMPLOYEE BENEFIT PLAN

The Company maintains a noncontributory 401(k) salary reduction plan covering substantially all employees, subject to certain minimum age and length-of-service requirements.

NOTE H - NET CAPITAL REQUIREMENT

FNYS is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) and the CFTC's capital requirements pursuant to Regulation 1.17. These rules require that FNYS maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, FNYS had net capital of $162,365,251 which exceeded the requirement by $158,961,325.

Pursuant to the requirements of rule 17a-5 of the SEC, the following summarizes the financial condition of the subsidiaries consolidated in the accompanying consolidated statement of financial condition, but not consolidated in the Company's corresponding unaudited Form X-17A-5 Part IIA report filed with the SEC:

Assets	$ 275,633,174
Liabilities	176,451,624
Members' equity	$ 99,181,550

NOTE I - DERIVATIVE FINANCIAL INSTRUMENTS

The Company's trading activities include the purchase and sale of derivative financial instruments such as forward contracts, futures contracts, equity and index options, and options on futures and forward contracts. These derivatives are used for trading purposes and for managing risk associated with securities owned and securities sold, not yet purchased. All positions are reported in the accompanying consolidated statement of financial condition at fair value. Forward and futures contracts are reported at open-trade equity and included in receivable from and payable to brokers, as applicable. These financial instruments involve elements of market risk in excess of the amounts recognized in the consolidated statement of financial condition.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE J - COMMITMENTS AND CONTINGENCIES

The Company is obligated under various noncancelable operating leases for office space expiring on various dates through April 28, 2015. The leases contain escalation provisions based on certain costs incurred by the lessor. The Company has also entered into leases for certain equipment which have been accounted for as capital leases.

NOTE J - COMMITMENTS AND CONTINGENCIES (CONTINUED)

The future aggregate minimum rental commitments under the aforementioned leases are as follows:

Year Ending December 31,	Operating Leases	Capital Leases	Total
2009	$ 2,713,177	$ 539,267	$ 3,252,444
2010	3,016,227	522,700	3,538,927
2011	3,018,977	522,700	3,541,677
2012	3,301,072	284,435	3,585,507
2013	3,301,072	57,997	3,359,069
Thereafter	4,401,430		4,401,430
	19,751,955	1,927,099	21,679,054
Less amount representing interest		225,656	225,656
	$ 19,751,955	$ 1,701,443	$ 21,453,398

In connection with a security deposit for lease of office space, the Company has two outstanding standby letter of credit agreements of $1,005,409 payable to the landlord.

In the normal course of business, FNYS has been the subject of SEC inquiries and FINRA reviews and has been named as a defendant in certain litigation and arbitrations arising out of its activities as a broker-dealer in securities, the outcome of which cannot be determined at this time. It is the opinion of management that the various SEC inquiries, FINRA reviews, litigation and arbitrations will not have a material adverse effect on the Company's financial position.